SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                       to

Commission file number: 000-19720

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

ABAXIS TAX DEFERRAL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Abaxis, Inc.

3240 Whipple Road
Union City, California 94587

Abaxis Tax Deferral
Savings Plan
Financial Statements
December 31, 2003 and 2002

ABAXIS TAX DEFERRAL
SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Abaxis Tax Deferral
Savings Plan

We have audited the financial statements of the Abaxis Tax Deferral Savings Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 28, 2004

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$3,717,416	$1,814,011
Participant loans	4,045	5,450

Assets held for investment purposes	3,721,461	1,819,461
Employer’s contribution receivable	—	25,713

Net assets available for benefits	$3,721,461	$1,845,174

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Dividends and interest	$290	$2,687
Net realized and unrealized appreciation (depreciation) in fair value of investments	1,497,049	(389,154)

	1,497,339	(386,467)

Contributions:
Participants’	506,932	445,329
Employer’s	157,225	123,431

	664,157	568,760

Total additions	2,161,496	182,293

Deductions from net assets attributed to:
Withdrawals and distributions	265,334	166,212
Administrative expenses	19,875	13,445

Total deductions	285,209	179,657

Net increase in net assets	1,876,287	2,636
Net assets available for benefits:
Beginning of year	1,845,174	1,842,538

End of year	$3,721,461	$1,845,174

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Abaxis Tax Deferral Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan was established on December 1, 1990 by Abaxis, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and, effective April 2002, with Security Trust Company (STC) to act as the trustee and custodian of Plan assets (Note 6). Prior to April 2002, the Company had contracted with Charles Schwab to act as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions.

Investments - Investments of the Plan are held by STC and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company’s common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving a favorable determination letter dated October 22, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The employer’s discretionary matching contribution is invested in the Company’s common stock. Participants may contribute to the Company common stock fund and may transfer funds from the Company common stock fund to other Plan investment options.

Aggregate investment in Company common stock at December 31, 2003 and 2002 was as follows:

Date	Number of shares	Fair value
2003	77,985	$1,410,749
2002	66,293	$262,520

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company may make discretionary matching contributions and a discretionary profit sharing contribution as defined in the Plan and as approved by the Board of Directors. In 2003 and 2002, the Company matched 50% of each eligible participant’s contribution up to a maximum of 2.5% of the participant’s compensation on a quarterly basis. No discretionary profit sharing contribution has been made in 2003 and 2002.

Vesting - Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching contributions and discretionary profit sharing contribution allocated to their account after four years and six years of credited service, respectively.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it must be repaid within 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry an interest rate of 6.75%.

NOTE 4 - NONEXEMPT TRANSACTIONS

Certain contributions of approximately $744 and $83 made by participants in 2003 and 2002, respectively, were not deposited with the Plan custodian on a timely basis. As a consequence of the delay in the deposit of the participants’ contributions, these contributions are considered, by the United States Department of Labor, as prohibited transactions under ERISA. The Company deposited the contributions with the Plan trustee by January 2004.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003	2002
Abaxis, Inc. Common Stock Fund	$1,410,749	$262,520
Munder Index 500 Fund	323,892	117,418
Metlife Stable Value Fund	310,267	321,346
Strong Government Securities Fund	288,116	250,369
American Funds Growth Fund R4	275,636
Davis New York Venture Fund	267,333	97,509
Artisan Mid Cap Fund	243,703
Weitz Partners Value Fund	198,459	156,003
Janus Mercury Fund	—	212,218
RS Emerging Growth Fund	—	191,776
Janus Worldwide Fund	—	103,748
Other funds individually less than 5% of net assets	403,306	106,554

Assets held for investment purposes	$3,721,461	$1,819,461

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Common stock	$1,097,160	($88,644)
Mutual funds	399,889	(300,510)

	$1,497,049	($389,154)

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 - SUBSEQUENT EVENTS

In January 2004, American Stock Transfer and Trust Company acquired the assets and operations of STC and replaced STC as the custodian of the Plan. Effective February 2004, the Company contracted with Charles Schwab Trust Company to act as Plan custodian and trustee.

SUPPLEMENTAL SCHEDULES

ABAXIS TAX DEFERRAL	EIN: 77-0213001
SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
*	Abaxis, Inc.	Common stock	$1,410,749
	Munder Index 500 Fund	Mutual fund	323,892
	Metlife Stable Value Fund	Mutual fund	310,267
	Strong Government Securities Fund	Mutual fund	288,116
	American Funds Growth Fund R4	Mutual fund	275,636
	Davis New York Venture Fund	Mutual fund	267,333
	Artisan Mid Cap Fund	Mutual fund	243,703
	Weitz Partners Value Fund	Mutual fund	198,459
	Drefus Premier Intl Value A Fund	Mutual fund	180,167
	First Eagle So Gen Overseas Fund	Mutual fund	149,604
	Royce Low Priced Stock Fund	Mutual fund	52,308
	Schwab Retirement Money Market Fund	Money Market	1,588
*	Cash	Cash	15,594
*	Participant loans	Interest rate of 6.75%	4,045

		Total	$3,721,461

*    Party-in-interest

ABAXIS TAX DEFERRAL	EIN: 77-0213001
SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Identity of party involved	Relationship	Description	Amount
Abaxis, Inc.	Plan Sponsor	Late deposits	$744

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis Tax Deferral Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABAXIS TAX DEFERRAL SAVINGS PLAN
By:	/s/ Alberto Santa Ines
Date: June 28, 2004
Alberto Santa Ines Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

By:	/s/ Zara Thomas
Zara Thomas
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Accountants